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July 30, 1998

Mr. William J. Hudson
Chief Executive Officer and President
AMP Incorporated
P.O. Box 3608
Harrisburg, PA 17105-3608

Dear Bill:

I tried to reach you by telephone yesterday to set up a meeting to discuss with you a possible combination of our two companies. A combination makes compelling business sense and would produce a unique opportunity for your shareowners to realize maximum value for their shares. I still want to meet with you as soon as possible, but I thought it would be useful to set forth my proposal in writing before we meet.

Specifically, AlliedSignal is prepared to offer $43.50 per share in cash for all of AMP's outstanding shares, a premium of more than 50% over the current market value. Alternatively, we would consider a higher price if all or a significant portion of the consideration were AlliedSignal shares instead of cash. Cash would provide your shareowners the opportunity to realize today the future value of AMP, and equity the option to participate in the future growth of the new AlliedSignal/AMP enterprise. Our Board of Directors has approved a transaction on the terms set forth above, and we have confirmed that the necessary financing is available.


AlliedSignal has annual revenues of $15 billion, with operations in the aerospace, automotive and engineered materials industries and with the demonstrated ability to achieve sales and earnings growth on a consistent basis. Our vision is to "become a premier company, distinctive and successful in everything we do." Since we began our Total Quality journey more than six years ago, our earnings per share have grown at a compound average annual rate of 21% and our market value has grown more than six-fold, from less than $4 billion to more than $25 billion.

Recently, we have focused our resources on developing a diversified portfolio of high-growth, high-margin businesses as a means of being both competitive and successful in the new century. We have targeted, in particular, electronic materials, where we have several offerings. A combination with AMP would be consistent with this thrust. Moreover, our strategic interest in this area would assure the management and financial support necessary to maintain AMP's continued leadership position in its sector.

AlliedSignal offers the following strengths that will allow APPLE to achieve its goals:





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     Size and scale. We are a $15 billion company operating in some 40 countries with the size and scale to realize economies in areas such as purchasing marking and shared business services.

     Technology. We have a strong research and development capability in the electronics area, both in our electronic materials business and our aerospace businesses. I am confident that there would be synergistic benefits to both our companies.

     Management Team. Over the last six years we have developed an outstanding management team that has demonstrated the ability to lead in the 1990's and to cope with the issues that all of us will face as we move into the next century. Our management team is respected around the world--by suppliers, by customers and by the investment community.

     Operational Strength; Processes. We have a proven track record of operational success, increasing productivity year-in and year-out. Most recently, we have launched new initiatives across the company to ensure that we achieve world-class design and production capabilities.

     Financial Strength; Credibility. Financially, we have an excellent track record and a strong balance sheet.

In addition, there are other benefits available to AMP in a combination:

     Consistent Performance. Our size and diversity both in terms of different businesses and geographical markets provides a buffer for a cyclical downturn in any one area of businesses. AMP cannot achieve that kind of consistent performance on its own.

     Business Processes. Our size and diversity also make it possible for AMP to take advantage of the business processes and best practices we have developed across a wide array of businesses in different industries.

     Employees. Our size and diversity also would offer many more career opportunities for your employees. In addition, we have a state-of-the-art education program which affords all of our employees at least 40 hours of training a year. For example, we have been able to drive out "six sigma" initiatives throughout the company largely by using internal resources.

A successful transaction, of course, is dependent on confidentiality and speed. Accordingly, our proposal is conditioned on your keeping the existence of this letter and the proposal confidential, and I ask that you respond to me promptly. I am available to

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meet with you at your convenience any time next week, and we are prepared to begin negotiations immediately. We are willing to discuss any and all concerns you may have.

I look forward to meeting with you next week. You can reach me at 973-455-6551.


                                                          Sincerely,

                                                          /s/ Peter M. Kreindel

                                                          Peter M. Kreindel


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